January 27, 2017

VIA EDGAR

Re:	Invitation Homes Inc.
Registration Statement on Form S-11
File No. 333-215452

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Rahul K. Patel, Esq.

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Invitation Homes Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 3:00 p.m., Washington, D.C. time, on January 31, 2017, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

Very truly yours, INVITATION HOMES INC.

By:	/s/ Mark A. Solls
Name: Mark A. Solls Title: Executive Vice President and Chief Legal Officer